September 12, 2019

Megan Miller Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: A3 Alternative Credit Fund; File Nos. 333-231938 and 811-23447

Dear Ms. Miller:

On September 4, 2019, A3 Alternative Credit Fund (the “Registrant”) filed a Pre-Effective Amendment No. 1 to its registration statement on Form N-2 (the “Amendment”). On September 10, 2019, you provided comments regarding the Amendment, telephonically, to Krisztina Nadasdy. Please find below a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Capitalized terms not defined herein have the meaning ascribed to them in the Prospectus and SAI.

Prospectus

Comment 1.	Regarding Digital Records-Related Risks on page 8 of the Prospectus, please explain supplementally if this risk applies to loans that are direct lending/originated investments.

Response:	Yes, Digital Records-Related Risk applies to digital asset loans that are direct lending/originated investments.

Comment 2.	Regarding Direct Lending/Origination Risk on page 19 of the Prospectus, please explain supplementally the accounting treatment of the expenses related to such investments.

Response:	Servicing and origination expenses will be paid by the borrowers, not the Fund. Legal expenses related to enforcing the Fund’s rights in the event of default will be treated as operating expenses for accounting purposes.

JoAnn.Strasser@ThompsonHine.com Fax: 614.469.3361 Phone: 614.469.3265	js 4844-6988-8667.3

Ms. Megan Miller

September 12, 2019 Page 2

Comment 3.	The Fund may invest in marketplace loans, please confirm and/or disclose the following:

(a) Please confirm that the Fund will not invest through platforms where it cannot evaluate the completeness and accuracy of the individual loan data provided by the platforms relevant to the existence and valuation of the loans purchased and utilized in the accounting of the loans.

(b) Please disclose that the Fund will only invest through platforms that have committed in writing to provide the Fund with individual loan-level data that it updates at least as frequently as the Fund calculates its net asset value.

(c) Please disclose that the Fund’s qualified custodian will receive evidence that the Fund owns the loans and will have the ability to enforce the loans.

(d) Please disclose what due diligence and ongoing monitoring over the underwriting quality at each platform will be performed.

Response:	(a) The Registrant so confirms.

(b) The Registrant will disclose the following in the definitive Prospectus filed pursuant to Rule 497: The Fund will only invest through platforms that have committed in writing to provide the Fund with individual loan-level data that the platform updates daily with new information.

(c) The Registrant will disclose the following in the definitive Prospectus filed pursuant to Rule 497: The Fund’s Custodian will receive evidence that the Fund owns the loans and will have the ability to enforce the loans.

(d) The Registrant will disclose the following in the definitive Prospectus filed pursuant to Rule 497: The Adviser will conduct initial due diligence and ongoing monitoring of the credit underwriting policies of the originating platforms, which look to a number of borrower-specific factors to determine a borrower’s ability to repay a particular loan, including income, assets, collateral and credit bureau data where available.

Ms. Megan Miller

September 12, 2019 Page 3

Statement of Additional Information

Comment 4.	Please explain supplementally if the expenses of investments in life settlements and litigation finance, as described on pages 29-31 of the Statement of Additional Information, will be material to the Fund.

Response:	The Registrant confirms that such expenses will not be material to the Fund. Direct investments in life settlements and litigation finance are anticipated to represent less than 10% of Fund assets with corresponding expenses of under 1bp annually related to enforcement of rights.

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If you have any questions, please call Andrew J. Davalla at (614) 469-3353 or JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

/s/JoAnn M. Strasser
JoAnn M. Strasser